

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2011

Via E-Mail
Carolyne S. Johnson
Chief Executive Officer
T&G Apothecary, Inc.
906 Thayer Drive
Gahanna, OH 43230

> **Re:** **T&G Apothecary, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 5, 2011**
> **File No. 333-173359**

Dear Ms. Johnson:

We have reviewed your registration statement and have the following comments.

General

1. Please check the Rule 415 box on the cover page of the registration statement.

Risk Factors, page 6

Because our products may be regulated at the state and federal level . . . . , page 12

2. We note your response to comment five in our letter dated September 27, 2011 and your revised disclosure on page 27. In this regard, please revise this risk factor disclosure to clarify that the FDA will regulate the advertising and promotion of your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Plan of Operation, page 28

3. We note your response to comment six in our letter dated September 27, 2011. On page 28, it is unclear how you expect to have your first batch of products ready in December 2011 since it does not appear that you will be able to begin manufacturing your products until January 2012. Please advise or revise your disclosure accordingly.

4. We note your response to comment seven in our letter dated September 27, 2011. Please revise your disclosure to clearly state that you have not entered into any contracts or agreements with Sensibility Soaps and Whip-Smart.

Recent Sales of Unregistered Securities, page 37

5. We note your response to comment four in our letter dated September 27, 2011. Please revise your disclosure in this section to state that you issued three million shares in a private placement on February 7, 2011.

Unaudited Statement of Operations, page F-12

6. The financial statements you present in your filing must be for continuous periods, without any gaps. Since your audited financial statements were as of and for the year ended February 28, 2011 and your interim Statement of Operations is only for the three month period ended June 30, 2011, there is currently a one month gap in the financial statement periods presented. Also, you have not provided any interim Statement of Cash Flows. Please revise to include a Statement of Operations and a Statement of Cash Flows covering the period from March 1, 2011 to June 30, 2011.

Unaudited Statement of Shareholders' Equity, page F-13

7. Please revise to differentiate between the transactions from inception through February 28, 2011 and the transactions from February 28, 2011 to June 30, 2011. This would include, but not be limited to, revising to include a line item that totals each column as of February 28, 2011 before continuing on to the totals as of June 30, 2011.

Exhibit 23.1

8. Please have your auditors revise their consent to refer to the Form S-1/A, rather than the Form S-1.

You may contact Lisa Etheredge at (202) 551-3424 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: David S. Jennings, Esq. (Via E-Mail)
330 Carousel Parkway
Henderson, NV 89014